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                           July 8, 2020

       Loukas Barmparis
       President
       Safe Bulkers, Inc.
       Apt. D11
       Les Acanthes
       6, Avenue des Citronniers
       MC98000 Monaco

                                                        Re: Safe Bulkers, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed July 1, 2020
                                                            File No. 333-239618

       Dear Dr. Barmparis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Joshua Apfelroth